FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number: 0-30852

GRUPO FINANCIERO GALICIA S.A.

(the “Registrant”)

Galicia Financial Group S.A.

(translation of Registrant’s name into English)

Tte. Gral. Juan D. Perón 430, 25th Floor

(CP1038AAJ) Buenos Aires, Argentina

(address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark whether by furnishing the information contained in this form, the Registrant is also thereby furnishing the information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________

FORM 6-K

Commission File No. 0-30852

Month Filed	Event and Summary	Exhibit No.
July, 2016	Notice of Material Event, dated July 7, 2016, regarding the approval of the issuance of the Class II Subordinated Notes under the Global Program for the issuance of short-, medium- and/or long term notes for a maximum outstanding face value of up to US$ 600,000,000 by a subsidiary of the Registrant.	99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A. (Registrant)

Date: July 8, 2016	By:	/s/ Pedro Alberto Richards
		Name:	Pedro Alberto Richards
		Title:	Chief Executive Officer